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Exhibit 99(d)

THE DAYTON POWER AND LIGHT COMPANY

Offer to Exchange
First Mortgage Bonds, 5 1/8% Series Due 2013
(registered)
for Any and All Outstanding
First Mortgage Bonds, 5 1/8% Series Due 2013
(unregistered)

To Our Clients:

        Enclosed is a Prospectus, dated                        , 2005, of The Dayton Power and Light Company, an Ohio corporation (the "Company"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange its registered First Mortgage Bonds, 5 1/8% Series Due 2013 (the "Registered First Mortgage Bonds"), for a like principal amount of the Company's unregistered First Mortgage Bonds, 5 1/8% Series Due 2013 (the "Unregistered First Mortgage Bonds"), upon the terms and subject to the conditions set forth in the Exchange Offer.

        Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on                        , 2005, unless extended.

        The Exchange Offer is not conditioned upon any minimum number of Unregistered First Mortgage Bonds being tendered.

        We are the holder of record and/or participant in the book-entry transfer facility of Unregistered First Mortgage Bonds held by us for your account. A tender of such Unregistered First Mortgage Bonds can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Unregistered First Mortgage Bonds held by us for your account.

        We request instructions as to whether you wish to tender any or all of the Unregistered First Mortgage Bonds held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

        Pursuant to the Letter of Transmittal, each holder of Unregistered First Mortgage Bonds will represent to the Company that (i) the holder is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933 as amended (the "Securities Act"), (ii) any Registered First Mortgage Bonds to be acquired pursuant to the Exchange Offer are being obtained in the ordinary course of its business, and (iii) the holder is not engaged in and does not have an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Registered First Mortgage Bonds. If the tendering holder is a broker-dealer that will receive Registered First Mortgage Bonds for its own account in exchange for Unregistered First Mortgage Bonds, we will represent on behalf of such broker-dealer that the Unregistered First Mortgage Bonds to be exchanged for the Registered First Mortgage Bonds were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered First Mortgage Bonds. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered First Mortgage Bonds, such broker-dealer is not deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                      Very truly yours,

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  Exhibit 99(d)